Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

ARTICLE: What is the YieldStreet Prism Fund?



As a savvy investor, you joined YieldStreet because you understand that access to wealth-creation opportunities is important. We've created the **YieldStreet Prism Fund** to allow you to build your alternative portfolio by accessing fixed-income investments. You make one allocation spread across multiple sectors and asset classes that provides your portfolio with immediate diversification.[1]

Think of the YieldStreet Prism Fund as your portfolio builder. Together, YieldStreet in partnership with our sub-adviser, BlackRock® will work in tandem to source and invest in cash flow-backed and asset-backed opportunities—BlackRock in the liquid space and YieldStreet in the illiquid space. BlackRock will invest in fixed-income assets across multiple sectors. With this Fund, you can access unique investments in BlackRock's portfolio, alongside multiple YieldStreet assets—all in one place.

Embed what is the YieldStreet Prism Fund video (video transcript and graphics available at bottom of document)

Why is this exciting?

As an investor-first company, YieldStreet is delighted to offer what we believe is a first-of-its-kind product that allows us to further deliver on our mission to provide novel investing opportunities.

As an alternative to a single investment, the use of a multi-asset fund allows us to minimize downside risk more so than before.

Managed by YieldStreet and sub-advised by BlackRock's Global Fixed Income Group, the YieldStreet Prism Fund provides access to unique multi-asset investments in BlackRock's portfolio, alongside select assets managed by YieldStreet. The Fund opens investment strategies that traditionally have been difficult for retail investors to obtain access. We believe this kind of access for individual investors is unprecedented. The YieldStreet Prism Fund is available exclusively through the YieldStreet platform.

How is the YieldStreet Prism Fund different than current YieldStreet offerings?

Unlike traditional YieldStreet offerings, the YieldStreet Prism Fund terminates at 48 months.[2] Investors may potentially have the option for limited liquidity after 15 months.[3]

Important to note, when investing in the Fund, you're purchasing shares of a closed-end fund (CEF) that will invest across multiple assets. The value of your shares is then calculated using the fund's Net Asset Value (NAV) which is updated at least on a quarterly basis.

The process of investing in the YieldStreet Prism Fund is different than previous YieldStreet offerings. To read more about investing in the YieldStreet Prism Fund, please visit What to Expect From the YieldStreet Prism Fund.

How will YieldStreet and BlackRock work together?

The YieldStreet Prism Fund is co-managed with BlackRock's Global Fixed Income Group, which acts as YieldStreet's sub-adviser. The Fund allows us access to assets within the BlackRock portfolio that were previously difficult for individual investors to access.

The YieldStreet Prism Fund also allows for the potential for limited investor liquidity that would not be possible with traditional single-asset offerings that are currently available on the YieldStreet platform. The Fund is a powerful way to provide immediate diversification to your portfolio and allows us to bring our investors a multi-asset solution to work as your portfolio builder.[3]

How exactly does it work? With BlackRock, we'll work to source and invest in cash flow-backed and asset-backed opportunities. BlackRock will invest in liquid fixed-income assets across multiple sectors while YieldStreet will continue to invest in illiquid assets.

Embed Why BlackRock video (video transcript and graphics available at bottom of document)

To familiarize yourself with the details of the YieldStreet Prism Fund, it is important that you review the prospectus, available for download on this page.

If you have additional questions regarding the Fund, please reach out to the YieldStreet team at investments@yieldstreetprismfund.com.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

[1] The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

[2] The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

[3] The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.

Article: What to Expect From the YieldStreet Prism Fund



YieldStreet is excited to announce the first product in an entirely new fund category for the platform—the **YieldStreet Prism Fund**. We believe this fund is a first-of-its-kind product—providing access to a highly-curated selection of assets.

What's the goal of the YieldStreet Prism Fund?

The YieldStreet Prism Fund is a closed-end (CEF) fund that functions as your portfolio builder, allowing you to concurrently hold a variety of primarily fixed-income investments. YieldStreet, in partnership with **BlackRock's Global Fixed Income** group, as our sub-adviser, will manage the Fund.

How are funds allocated?

The Fund will be managed by both BlackRock® and YieldStreet—BlackRock, in the liquid space across multiple sectors, and YieldStreet, in the illiquid space across multiple asset classes. The asset allocation for the fund overall will be focused on income generation. Potential YieldStreet asset classes include - but are not limited to - Legal, Marine, Real Estate, Art, and Commercial. Below are examples of potential fixed-income BlackRock sectors:

1. ABS - Asset-Backed Securities
2. Asian Credit - Corporate debt issued in the Asian markets
3. CLOs - Collateralized Loan Obligations

4. CMBS - Commercial Mortgage-Backed Securities
5. Emerging Markets Debt - Sovereign and Corporate debt
6. European Credit - Corporate debt issued in the European markets
7. European High Yield - Corporate debt issued in the European markets
8. Global Rates and FX - Interest rates and foreign currency positions
9. High Yield Corporates - Corporate debt issued in the US with below-investment-grade ratings
10. Investment Grade Corporates - Corporate debt issued in the US with investment-grade ratings
11. Municipal Bonds - Debt obligations issued by local authorities
12. Non-Agency Residential Mortgages - Securitized assets predominantly backed by non-conforming residential mortgage loans

When will the Fund terminate, and is liquidity an option?

The termination date of the Fund is 48 months[1], with the potential option for limited liquidity in that within approximately 15 months after the initial investments go active, and on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from investors subject to approval by the Fund's board of directors and to certain limitations as outlined in the Fund's prospectus. Investors will have the option to submit repurchase requests that will be granted pro rata on a quarterly basis.[2]

What fees and expenses are associated with the Fund?

The proposed investment strategy for the Prism Fund allows the BlackRock and YieldStreet teams the flexibility to rebalance assets throughout the duration of the Fund in order to maximize income generation. There are fees and expenses associated with the Fund:

- Annual Management Fee: 1.0% [3]
- Annual Administrative Expense: Maximum of 0.50%[4]

Is the investing process the same?

The investing process for the YieldStreet Prism Fund is different than that of YieldStreet's other offerings available on the platform. Below are a few key steps to be aware of when investing in the YieldStreet Prism Fund:

Your YieldStreet Wallet must be pre-funded.
To invest in the YieldStreet Prism Fund, your investor account setup must be completed prior to the Fund's launch date. In addition, you must also have settled funds for your full allocation in your YieldStreet Wallet prior to the launch date.

There's an initial investment window.
During this initial window, you must submit your total desired allocation for the YieldStreet Prism Fund. However, funds *will not* be withdrawn from your Wallet at this time. All funds will be pulled from YieldStreet Wallets once the investment window closes.

It will take a few days for funds to be invested.
Once all investor funds are withdrawn, it will take approximately 2 business days for initial assets to be placed into the Fund. Once the funds are at-risk, your money will begin to earn interest.

The value of your shares will be calculated regularly.
The per-share value of the Fund will be calculated using the Fund's Net Asset Value (NAV). The NAV will be determined on at least a quarterly basis.

Distributions for the YieldStreet Prism Fund are expected to be paid out quarterly.
Distributions for the YieldStreet Prism Fund are expected to be paid out quarterly, subject to the discretion of the Fund's board of directors and based on the Fund's performance over the previous quarter. The board has authorized the Fund's initial quarterly distribution at the rate of 7%, which will be payable to stockholders of record as of June 10, 2020. Investors will be able to opt in to automatically reinvestment program their quarterly distributions from the Fund.

We're excited for the YieldStreet Prism Fund to provide investors with a multi-asset product. To familiarize yourself with the details of the YieldStreet Prism Fund, it is important that you review the prospectus, available for download on this page.

As always, feel free to reach out to our team with additional questions at investments@yieldstreetprismfund.com.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

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[1] The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

[2] The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.

[3] The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters. BlackRock, as the Fund's sub-adviser, is entitled to receive a management fee from YieldStreet, as described in the Fund's prospectus.

[4] The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.

Article: Why is Diversification Important?



If you're like most Americans, your knowledge of investing may start and end with the stock market. And when you think of diversification, you may only be thinking of a mix of stocks and bonds. While it's important to vary your stock holdings, this strategy may still leave you largely exposed to significant market swings.

To put this in perspective, according to the 2019 August AII Asset Allocation Survey, stocks and stock-based funds made up over 64% of total investments in the United States. This is a massive amount of money that Americans have hinging on the stock market. But too much dependency on one thing can be risky.

In order to minimize your risk, let's take a look at why diversity can be key, what you should do to create a defensible portfolio, and how YieldStreet products—such as the **YieldStreet Prism Fund**—can provide you with immediate diversification of your portfolio.[1]

Reducing Exposure
Just like exposing your skin to too much sun, exposing your investment portfolio to too much of one asset class isn't a great idea. Whether you're a long-time investor with decades of experience, or just beginning your investment journey, we believe allocating investments across a number of classes may be a best practice.

What does this look like? Creating an [investment portfolio with assets independent of one another](#) helps reduce your exposure to the market and curb volatility. For example, a well-diversified portfolio might include a mix of:

· US stocks
· Bonds
· Foreign stocks
· Alternative investments (i.e. real estate, marine finance, art finance, etc.)

But why? We're not saying that the stock market is bad. But the economy is cyclical, and recessions happen. Investing in a carefully-curated selection of assets helps ensure that if one portion of your portfolio takes a hit (such as US stocks) the entire value of your portfolio won't plummet.

Variety *Is Not* Diversity
A common mistake among investors is thinking that variety equals diversity. It does not. Take our original example above. Maybe you're regularly contributing to your 401(k) and max out your contributions to a traditional or Roth IRA. You may also contribute to a 529 college savings plan for one or more children. But this variety of investments doesn't amount to a diversified portfolio. Take a closer look and you'll see that 401(k) plans, IRAs, and college savings plans are typically comprised of stocks. So if the stock market takes a tumble, regardless of your portfolio's variety, you aren't in a position where diversity will help minimize potential losses.

So, *how* do I diversify?
As a savvy investor, you understand that reducing your exposure to the stock market and diversifying your portfolio helps protect you from fluctuations in the market. But how do you start diversifying? As a retail investor, diversity has not always been an easy option. Access to asset-based investments historically was reserved for high-net-worth individuals and institutional investors.

Alternative investing, however, is now more accessible to individuals. YieldStreet, for example, allows you to invest in asset classes such as commercial and residential real estate, marine finance, art finance, and portfolios of legal cases. Our offers are often asset-backed, which means your investment is backed by real assets, as opposed to more traditional stocks and bonds.

Invest Through the YieldStreet Prism Fund
We believe that reducing your exposure to the stock market, coupled with access to alternative assets, such as those YieldStreet offers, can allow you to build an alternative portfolio with the potential for diversification.

Through YieldStreet's partnership with BlackRock® as our sub-adviser—the world's largest asset manager—our investors have access to a portfolio builder—the **YieldStreet Prism Fund**.

This fund allows you to make a single allocation across multiple asset classes. In turn, this helps provide your portfolio with immediate diversification.[1]

The journey to financial health is a marathon, not a sprint. Roadblocks and detours are expected and normal along the way. Diversification, however, is your key to staying on track and getting the most out of your hard-earned money.

You can learn more about investing in the YieldStreet Prism Fund by reading: What is the YieldStreet Prism Fund?

To familiarize yourself with the details of the YieldStreet Prism Fund, it is important that you review the prospectus, available for download on this page.

Have additional questions about the YieldStreet Prism Fund or YieldStreet offerings? Email us at investments@yieldstreetprismfund.com.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

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[1] The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

Article: What is Net Asset Value (NAV)?



We're excited about the launch of the **YieldStreet Prism Fund**, the first product in an entirely new fund category for YieldStreet. With the YieldStreet Prism Fund come a few logistical changes that you may not be familiar with from previous offerings. Unlike typical YieldStreet offerings, when investing in the YieldStreet Prism Fund, you're purchasing shares in what is known as a closed-end fund (CEF).

For the YieldStreet Prism Fund, we'll be using what is known as Net Asset Value (NAV) to calculate the per-share value of the Fund. Let's take a closer look at NAV, how it is used, and how it will relate to the **YieldStreet Prism Fund**.

How is NAV determined?

NAV is determined by dividing the difference between a fund's total assets and liabilities by the number of existing shares. Liabilities in the case of the YieldStreet Prism Fund could consist of the fund borrowing on its own behalf or borrowing against an individual asset or a portfolio of assets.

As a formula, NAV is represented as:

NAV = (Assets - Liabilities) / Total number of outstanding shares

For the **YieldStreet Prism Fund**, the NAV will be determined on at least a quarterly basis, as well as when the Fund is reopened to raise additional capital.[1]

What's the difference between a share price and a NAV?

A share price is what people buy and sell shares for on an open market. For example, when you purchase stock in a company, the share price of a stock may rise and fall continuously throughout the day. The NAV price of a fund, however, is the per-share value of a fund's net assets (minus its liabilities) and is *not* continuously recalculated throughout the day.

As stated previously, for the YieldStreet Prism Fund, the NAV will be determined on at least a quarterly basis.

Why will the NAV of the YieldStreet Prism Fund matter going forward?

NAV is essentially the value at which investors can buy or sell shares of the Fund. For the YieldStreet Prism Fund, shares won't be traded on an open market, therefore the NAV will be calculated as the fair value for the YieldStreet Prism Fund, allowing investors to purchase or sell shares from the Fund at the determined NAV price. Because the NAV will include accrued interest, the timing of distribution payments has the potential to affect the NAV.

To familiarize yourself with the details of the YieldStreet Prism Fund, it is important that you review the prospectus, available for download on this page.

Still have additional questions regarding the YieldStreet Prism Fund? Read our post on What to Expect From the YieldStreet Prism Fund or email the YieldStreet Team at investments@yieldstreetprismfund.com.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

[1]We expect to determine the net asset value per share of the Fund's common stock by dividing the value of its investments, cash and other assets (including interest accrued but not collected) minus all liabilities (including accrued expenses, borrowings and interest payables) by the total number of shares of the Fund's common stock outstanding on a quarterly basis. The most significant estimate inherent in the preparation of our financial statements likely will be the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments

recorded. There generally is no single method for determining fair value in good faith. As a result, determining fair value usually requires that judgment be applied to the specific facts and circumstances of each investment while employing a consistently applied valuation process for the types of investments the Fund makes. We will be required to specifically determine the fair value each individual investment on a quarterly basis.

YIELDSTREET PRISM FUND FAQs



What is the duration and yield of the YieldStreet Prism Fund?
The YieldStreet Prism Fund has a termination of 48 months.[1]

How long is my capital locked in?
The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

Does the Fund offer me any liquidity?
Within approximately 15 months, there may be the potential for optional liquidity.[2]

Will you stop launching individual offerings?
YieldStreet will not stop launching individual offers. Think of the YieldStreet Prism Fund as your portfolio builder that allows you the ability to quickly diversify your portfolio. The YieldStreet Prism Fund is an addition to traditional YieldStreet offerings, not a replacement.[3]

Are there fees and expenses associated with the Fund?
The following fees and expenses are associated with the YieldStreet Prism Fund, which will ultimately reduce the funds available for distribution to you as stockholders:

- Annual Management Fee: 1.0%[4]
- Annual Administrative Expense: Maximum of 0.50%[5]

What are the risks of investing in our shares?
Investing in shares of the Fund involves a number of significant risks. As you know, no investment is guaranteed. In addition to the other information contained elsewhere in the prospectus, you should consider carefully the Risk Factors set forth in the prospectus before making an investment in our shares. If any of such events occur, the Fund's business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value of our shares could decline, and you may lose all or part of your investment.

How am I notified of changes and/or progress with the fund?
For the most up-to-date information on your investment in the Fund, you can check your Portfolio. The YieldStreet Prism Fund will also release quarterly updated reports like all other investments on the platform.

Can I invest with a self-directed IRA or entity?
Only investor accounts that have a YieldStreet Wallet will be eligible to invest. If you have a checkbook IRA with a YieldStreet Wallet, you are able to invest. You are not able to invest with any IRA that does not have a Wallet or requires a custodian to invest via wire transfer.

Is there a minimum initial investment required?
Yes. You must purchase a minimum amount, which will initially be $20,000, although we may waive or increase or decrease this minimum permitted subscription amount from time to time at our discretion. Once you have satisfied the minimum initial subscription requirement, any additional purchases of our shares must be in amounts of at least $1,000 except for additional purchases pursuant to our distribution reinvestment plan.

Do I have to establish a YieldStreet Wallet in order to subscribe to shares in the Fund?
Yes. If you are investing in the YieldStreet Prism Fund, in order to submit an allocation request you must establish a YieldStreet Wallet from which funds will be withdrawn or you may deposit funds therein at such time.

How am I notified of changes to the Fund after I have invested?
The composition of the YieldStreet Prism Fund will be available within your investor portfolio.

How long will this offering last?
This is a continuous offering of our shares as permitted by the federal securities laws. We may elect to conduct additional offerings subsequent to the completion of the offering.

To familiarize yourself with the details of the YieldStreet Prism Fund, it is important that you review the prospectus, available for download on this page.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism

Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

[1] The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

[2] The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.

[3] The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

[4] The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters. BlackRock, as the Fund's sub-adviser, is entitled to receive a management fee from YieldStreet, as described in the Fund's prospectus.

[5] The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.

Video #1:

The YieldStreet Prism Fund & BlackRock's Partnership

ACTUAL TRANSCRIPT OF VIDEO:



YIELDSTREET

Rick Rieder
Blackrock CIO and Co-Head of Global Fixed Income
Milind Mehere
Founder & CEO
Michael Weisz
Founder & President

(YS - MILIND)

Hi, I'm Milind Mehere, he's Michael Weisz and we're the founders of YieldStreet. We are honored and excited to be joined by Rick Rieder, who is the Chief Investment Officer and co-head of BlackRock's Global Fixed Income platform.

We have recently announced the Prism Fund, a new diversified fund, first of its class to YieldStreet. To deliver this product to our investors, we are partnered with one of the world's largest asset managers, BlackRock. For investors, this fund is designed to act as, what we would call, a portfolio accelerator, where you're given access to curated assets all at once. This unique investment allows you to make one allocation that provides access to multiple investments that helps provide immediate diversification to any portfolio.



(YS - MICHAEL)
We're thrilled to announce this partnership and couldn't think of a better partner for YieldStreet than BlackRock.

The Prism Fund will leverage the full power of BlackRock's global fixed income platform with a multi-sector investment team, led by Rick. The BlackRock team will have the flexibility to include various sectors across all geographies, in an effort to identify the best investment opportunities globally for the Prism Fund.

The missions of YieldStreet and BlackRock align closely and are focused on providing new ways for investors to generate income.

YieldStreet's partnership with BlackRock's Global Fixed Income group allows our investors access to investment strategies that previously was unavailable to retail investors.

Rick, thanks again for joining us. It would be great for our investors to hear directly from you why BlackRock, and your team specifically, is excited about our partnership.

(BR - Rick)



Thanks, thanks for having me. I echo your sentiment. Our missions are closely aligned. Finding unique and innovative ways for investors to build wealth is integral to what we all strive for.

What's really exciting to me is how the collaboration between our two teams is driving some tremendous innovation in the space.

On one end you have BlackRock. My team has access to institutional-quality investments around the world and curates billions of assets across multiple sectors and geographies.

Then, on the other side, you have YieldStreet, a company that's disrupted the alternative investment space and allowed its investors to expand their portfolios through asset-based investments.

Our companies are different in terms of the roles they play for investors, but they're also each unique to the financial services industry. This partnership—is a collaboration, really—combines the access of BlackRock with the efficiencies of YieldStreet.

So my team is thrilled to lend the expertise of our Global Fixed Income group to YieldStreet investors. We're excited to leverage the power of YieldStreet's extensive audience and we're enthusiastic to be part of a partnership that creates new ways for individuals to generate income.

(YS - Michael)

Thank you so much for joining us, Rick. We're really honored that you're here. We're excited about this partnership

We're excited about this partnership and believe that together we can help investors each reach their next level of financial health.

For the avoidance of doubt, the YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

<u>**Video #2:**</u>

What is the YieldStreet Prism Fund

ACTUAL TRANSCRIPT OF VIDEO

(Milind)



Hi, I'm Milind Mehere, and I'm Michael Weisz and we are the founders of YieldStreet. We're excited to announce a new product category starting with the Prism Fund, a multi-asset solution designed to help diversify your portfolio.

We founded YieldStreet because we believe that access to and distribution of institutional quality investments is fundamentally broken. As an investor-first company, we've always wanted to go a step further. That's why we're so excited to partner with the world's foremost money manager, BlackRock and offer the Prism Fund. As we believe it is a unique, first-of-its-kind offering hitting the market.



If you only have limited dollars to invest, your current choice is 1 or 2 investments on YieldStreet. With this product, you gain access to diversified investments curated by YieldStreet and BlackRock with a single allocation.

Dividends will be paid out quarterly and after the first 12 months, investors will have the option for liquidity. Think of this fund as your portfolio accelerator, allowing you to invest once and *immediately* diversify. Taking your portfolio to the next level.

 

(Michael)

To select BlackRock as our subadvisor, we issued an RFP to several industry titans who have deep expertise and world-class teams focused on Liquid Alternatives, and have also managed over a hundred billion dollars.

Our desire was to create a product that our investors would typically not have access to, with a management strategy that is usually inaccessible to retail investors. There also needed to be a synergistic collaboration with YieldStreet's illiquid securities, the investments you've become accustomed to on our platform.

We chose BlackRock, not only because they are the larger asset managers with over six trillion dollars under management but also because of their deep global presence that they intend to utilize to source investment opportunities globally for the Prism Fund.

 

(Milind)

So if you're interested in learning more about the Prism Fund, we've created extensive resources for you to that dive into *exactly* what you should know and expect about this exciting new product. We hope that this will take you to the next level.

For the avoidance of doubt, the YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.